UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                           Acadia Pharmaceuticals Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  US0042251084
                                 (CUSIP Number)

                                  May 26, 2004

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                              CUSIP No. US0042251084


     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          OrbiMed Advisors LLC

     2. Check the Appropriate Box if a Member Of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware

     5. Sole Voting Power: 0

Number of
Shares           6.  Shared Voting Power: 621,606
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 621,606

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person 621,606

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 3.69%

     12.  Type of Reporting Person (See Instructions) IA

                             CUSIP No. US0042251084


     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          OrbiMed Capital LLC

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware

                 5. Sole Voting Power: 0

Number of Shares 6. Shared Voting Power:  414,403
Beneficially
Owned by         7. Sole Dispositive Power: 0
Each Reporting
Person With      8. Shared Dispositive Power:  414,403

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person 414,403

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 2.46%

     12.  Type of Reporting Person (See Instructions) IA

                             CUSIP No. US0042251084


     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Samuel D. Isaly

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          United States

               5. Sole Voting Power: 0
Number of
Shares         6. Shared Voting Power: 1,036,009
Beneficially
Owned by       7. Sole Dispositive Power: 0
Each Reporting
Person With    8. Shared Dispositive Power:  1,036,009

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,036,009

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 6.15%

     12.  Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer: Acadia Pharmaceuticals Inc.

     1.   Address:
          3911 Sorrento Valley Blvd.
          San Diego, CA 92121

Item 2. (a)  Name of Person Filing:
             OrbiMed Advisors LLC
             OrbiMed Capital LLC
             Samuel D. Isaly

        (b) Address of Principal Business Offices:

            767 Third Avenue, 30th Floor
            New York, New York 10017

        (c) Citizenship:
            Please refer to Item 4 on each cover sheet for each filing person

        (d) Title of Class of Securities
            Common stock

                         (e) CUSIP Number: US0042251084

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

           Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Reporting persons are holding 6.15% (3.69% in the case of OrbiMed Advisors LLC and 2.46% in the case of OrbiMed Capital LLC) of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

               OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares on behalf of Eaton Vance Worldwide Health Sciences (621,606 shares) and Finsbury Worldwide Pharmaceutical Trust (414,403 shares).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2004
                                       OrbiMed Advisors LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
    Name:  Samuel D. Isaly
                                       Title: President

                                       OrbiMed Capital LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member


                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly